Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated July 11, 2017 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2017, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> ***The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Goldman Sachs Growth Opportunities Fund***

Effective August 15, 2017, the share class name of the Goldman Sachs Growth Opportunities Fund available under your Contract is changing from Class IR Shares to Investor Shares. Consequently, effective August 15, 2017, all references to the Class IR Shares of the Goldman Sachs Growth Opportunities Fund in the Contract Prospectus and Contract Prospectus Summary are hereby deleted and replaced with Investor Shares.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***